TOP Financial Group Ltd

118 Connaught Road West

Room 1101

Hong Kong

July 21, 2023

Via Edgar Correspondence

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	John Stickel
Chris Windsor

Re:	TOP Financial Group Ltd Registration Statement on Form F-3 Filed June 30, 2023 File Number 333-273066

Mr. Stickel and Mr. Windsor,

This letter is in response to the letter dated July 17, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to TOP Financial Group Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amendment no.1 to the registration statement on Form F-3 (the “Amendment No.1 to Registration Statement”) is being submitted to accompany this letter.

Form F-3 filed June 30, 2023

General, page i

1)	We note that this shelf registration was filed to allow you to sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $300,000,000. Please tell us whether your proposed shelf size is an amount that you reasonably expect to utilize during the three year term of the registration statement. Please refer to Rule 415(a)(5). We note that your current market capitalization has fluctuated around $35-40 million since the expiration of the trading suspension. We also note that the offering amount is more than ten times your revenues in either 2023 or 2022.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the proposed shelf size ($300,000,000) is an amount that we reasonably expect to utilize during the three year term of the registration statement. Although we may determine at a future date that proposed shelf size exceeds our needs, we believe that if we are able to execute our business plan sufficiently that significant additional capital would be accretive to shareholder value. Further, in accordance with Instruction I.B.1 of Form F-3 , we are eligible to exercise this right as the market value of common equity held by non-affiliates was $87,400,000 on May 4, 2023 (calculated based on 5,000,000 ordinary shares held by non-affiliates and the per share price of $17.48).

Corporate History and Structure, page 1

2)	We note that the diagram you include to illustrate your corporate structure is not legible. Please revise the F-3 to provide a legible graphic depicting your corporate structure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we replace the diagram with a legible version in the Amendment No.1 to Registration Statement.

Risk Factors, page 5

3)	We note that you incorporate by reference the risk factors from your Form 20-F, and that page 15 of your 20-F includes a risk factor for possible price volatility related to your shares. Add a risk factor to the F-3, as well as in the relevant offering prospectus, that your securities actually experienced substantial and unexplained price fluctuations in April and May of this year. The risk factor should also note that your securities were subject to a trading suspension on May 11, 2023, discussing the reasons for such suspension. In addition, discuss the risk of future significant price movements, and that there are generally a limited amount of your securities traded daily such that they may be considered thinly traded.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a risk factor “The trading price of our ordinary shares experienced substantial price fluctuations in April and May 2023. On May 11, 2023 the SEC ordered a 10-day trading suspension of our ordinary shares. A repeat suspension could occur. Because our ordinary shares has at times been thinly traded, our ordinary shares may continue to experience price volatility and low liquidity, which could result in substantial losses to investors” in the Amendment No.1 to Registration Statement.

4)	Add a risk factor to address the potential dilution that existing shareholders may experience in the event that you are able to market and sell securities under this shelf.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a risk factor “The sale of a substantial amount of our ordinary shares and/or securities that are exercisable or convertible into out ordinary shares could adversely affect the prevailing market price of our ordinary shares” in the Amendment No.1 to Registration Statement.

Exhibits, page 21

5)	We note that the legal opinion filed as exhibit 5.1 is limited to the laws of the Cayman Islands. However, we note your disclosure on page 21 that the indentures and debt securities will be governed by, and construed in accordance with, the laws of the State of New York. Please revise the legal opinion accordingly or provide an opinion that covers New York law.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added an opinion from Ortoli Rosenstadt LLP regarding the indenture and debt securities as exhibit 5.2 to the Amendment No.1 to Registration Statement.

6)	We note that the forms of indentures identified in the index as exhibits 4.2 and 4.3 will be filed, if necessary, after effectiveness. Please file the forms of indentures as exhibits to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. Additionally, you must either file a Form T-1 as Exhibit 25.1 to your registration statement to qualify the trustee thereunder prior to requesting effectiveness or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j).

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a copies of the indentures as exhibit 4.2 and 4.3 and included the undertaking contained in Item 415(j) in the Amendment No.1 to Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

TOP Financial Group Limited.

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer